                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                         FIRST COMMONWEALTH CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    319828208
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606-365-3555)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 11, 2001
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 319828208            13D                           Page 2 of 32 Pages
- ------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Funding, LLC
- ------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
- ------------------------------------------------------------------------------
3             SEC USE ONLY
- ------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
- ------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
- ------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
- ------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)     [X]
- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
- ------------------------------------------------------------------------------
*  See response to Item 5

CUSIP No.  319828208              13D                        Page 3 of 32 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,217*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,217*
WITH           --------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,217*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                         Page 4 of 32 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

CUSIP No. 319828208              13D                         Page 5 of 32 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 319828208              13D                         Page 6 of 32 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 7 of 32 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dyscim, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 8 of 32 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 9 of 32 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                        Page 10 of 32 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ward F. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

                                Explanatory Note

         With this amendment, the reporting persons are amending the disclosures in the text of Items 2, 3, 4, 5, 6 and 7 and Exhibit F of this Report to update information about the reporting persons, their ownership of shares of United Trust Group, Inc., United Trust Group, Inc.'s ownership of shares of First Commonwealth Corporation ("FCC"), and to reflect the assignment to United Trust Group, Inc. from First Southern Bancorp, Inc. of its rights and obligations under certain agreements that First Southern Bancorp, Inc. entered into to acquire additional shares of United Trust Group, Inc. as well as shares of FCC.

ITEM 1. SECURITY AND ISSUER

         Not amended.

ITEM 2. IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim, LLC (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons"). Information with respect to the offices held by any of the Reporting Persons with FCC, United Trust Group, Inc. and three insurance subsidiaries of United Trust Group, Inc. are provided in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:


         (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                         President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

                         Chairman, CEO and Director of United Trust Group, Inc. (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

         (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The name of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the directors, executive officers and controlling persons of FSBI, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the directors, executive officers and controlling persons of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31,1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the managers, executive officers and controlling persons of FSF, including information about their principal business addresses and principal occupations, is filed in Exhibit F and incorporated herein by reference.

         Each of the managers, executive officers and controlling persons of FSF is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c)      The principal  business of FSC is an investment  company.  The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Managers and Controlling Persons of FSC:

         A list of the managers of FSC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         The managers of FSC are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments, LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c)      The principal  business of FSI is an investment  company.  The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officer of FSI:

Name and Offices       Present Principal           Principal Occupation
HELD WITH FSI          BUSINESS ADDRESS            OR EMPLOYMENT

Randall L. Attkisson   P.O. Box 328                Vice President, Treasurer
President              99 Lancaster Street         and Director of First
                       Stanford, KY 40484          Southern Bancorp, Inc.
                                                      (Bank holding company)

                       5250 South Sixth Street     President, Chief Operating
                       Springfield, Illinois 62703 Officer and Director of
                                                   United Trust Group, Inc.
                                                   (insurance holding company)

         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

         Mr. Attkisson and the members of FSI identified on Exhibit F (other than Dyscim, LLC which is identified separately in this Item as a Reporting Person) are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WARD F. CORRELL

         (a)      The name of this Reporting Person is Ward F. Correll.

         (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d)      During  the last  five  years,  Ward F.  Correll  has not been
                  convicted  of  a  criminal proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

         (a)      The name of this Reporting Person is WCorrell, Limited
                  Partnership.

         (b)      The state of its organization is Georgia.

         (c)      WCorrell,   Limited   Partnership's   principal   business  is
                  investments, and its principal office address is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which WCorrell, Limited Partnership was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the general partners of WCorrell, Limited Partnership, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the general partners of WCorrell, Limited Partnership are citizens of the United States and during the last five years, none of these general partners (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

         (a)      The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

         (b)      The state of organization of CLS is Kentucky.

         (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the directors, executive officers and controlling persons of CLS, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the directors, executive officers and controlling persons of CLS are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DYSCIM, LLC (a Kentucky limited liability company)

         (a) The name of this Reporting Person is Dyscim, LLC. Dyscim, LLC is the successor by merger to Dyscim Holding Company, Inc. Effective April 2, 2001, Dyscim Holding Company, Inc. merged with Dyscim, LLC, with Dyscim, LLC as the surviving entity of the merger.

         (b)      The state of organization of Dyscim, LLC is Kentucky.

         (c) The principal business of Dyscim , LLC is investment activity and the address of its principal office is P.O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

         (d) During the last five years, Dyscim, LLC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Dyscim, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A list of the managers, executive officers and controlling persons of Dyscim, LLC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

         All of the managers, executive officers and controlling persons of Dyscim, LLC are citizens of the United States and during the last five years, none of these managers or executive officers or controlling persons (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making prior purchases of the Common Stock by each Reporting Person is as follows:

                                                           FUNDS USED
First Southern Bancorp, Inc.                               $ 221,138


         The sources of the funds for the prior purchases of Common Stock was working capital, including $165,428 drawn under an existing line of credit FSBI had initially with Star Bank, N.A. but which has been refinanced and is currently with Integra Bank, NA (formerly National City Bank of Evansville). No funds of FSBI or of any of the other Reporting Persons were used or are anticipated to be used in connection with United Trust Group, Inc.'s acquisition of shares of Common Stock pursuant to the terms and conditions of the Melville Purchase Agreement (as defined in Item 4 of this Report) and the Additional Understanding (as defined in Item 4 of this Report), all as further described in
Item 4 of this Report and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes.

         As of April 12, 2001, the Reporting Persons beneficially own a majority of the outstanding shares of United Trust Group, Inc. (formerly, United Trust, Inc.) ("UTI"). FSBI entered into the following agreements and understandings to acquire additional securities of UTI, and has assigned its rights and obligations thereunder to UTI as further described below:

1. FSBI was to have purchased 22,500 shares of Common Stock of UTI pursuant to the terms and conditions of the Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret

         M. Hartman Trust - James E. Melville, Trustee (the "Melville Purchase Agreement", a copy of which is attached as Exhibit G to this Report and incorporated herein by reference). FSBI has assigned its rights and obligations under the Melville Purchase Agreement to UTI, and UTI has assumed such rights and obligations, pursuant to an Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (the "Melville Purchase Agreement Assignment", a copy of which is attached as Exhibit I to this Report and incorporated herein by reference), and the other parties to the Melville Purchase Agreement have consented to such assignment and assumption pursuant to a Consent to Assignment and Novation, dated April 5, 2001 (the "Melville Consent", a copy of which is attached as Exhibit J to this Report and incorporated herein by reference). On April 12, 2001, UTI purchased the 22,500 shares of Common Stock of UTI pursuant to the Melville Purchase Agreement.

2. FSBI was to have purchased 563,215 shares of Common Stock of UTI pursuant to the terms and conditions of the Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry
         E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott
         Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd (the "Ryherd Purchase Agreement", a copy of which is attached as Exhibit H to this Report and incorporated herein by reference). FSBI has assigned its rights and obligations under the Ryherd Purchase Agreement to UTI, and UTI has assumed such rights and obligations, pursuant to an Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (the "Ryherd Purchase Agreement Assignment", a copy of which is attached as Exhibit K to this Report and incorporated herein by reference), and the other parties to the Ryherd Purchase Agreement have consented to such assignment and assumption pursuant to a Consent to Assignment and Novation, dated April 6, 2001 (the "Ryherd Consent", a copy of which is attached as Exhibit L to this Report and incorporated herein by reference). On April 12, 2001, UTI purchased 559,440 of the 563,215 shares of Common Stock of UTI pursuant to the Ryherd Purchase Agreement, and is expected to purchase the remaining 3,775 shares in the coming weeks.

3. FSBI was to have purchased an additional 670 shares of Common Stock of UTI from certain parties selling shares to FSBI pursuant to the Ryherd Purchase Agreement as well as from one relative of certain parties selling shares to FSBI pursuant to the Melville Stock Purchase Agreement. UTI has purchased 100 of the total 670 shares of UTI Common Stock and expects to purchase the remaining 570 shares at or about the time it purchases the remaining

         3,775 shares of Common Stock of UTI under the Ryherd Purchase Agreement, as described in this Item 4.

         UTI currently owns over 80% of the outstanding Common Stock. As a result of the Melville Purchase Agreement Assignment and the Melville Consent, UTI acquired on April 12, 2001 the 544 shares of Common Stock at a price per share of $200.000 that FSBI was to have purchased pursuant to the Melville Purchase Agreement. The $108,800 aggregate purchase price for the shares of Common Stock purchased by UTI pursuant to the Melville Purchase Agreement was paid pursuant to unsecured, nonnegotiable promissory notes (the form of which is included as Exhibit A to the Melville Purchase Agreement which is attached as Exhibit G to this Report and incorporated herein by reference) of UTI issued at the closing of the transactions contemplated by the Melville Purchase Agreement. UTI also intends to purchase for cash an additional 39 shares of Common Stock from one of the parties to the Melville Purchase Agreement that FSBI was to have purchased, at a price per share of $200.00 (the "Additional Understanding"). From time to time UTI may purchase additional shares of Common Stock.

         In addition, one or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Persons' liquidity and availability of funds or other similar factors.

         The Acquisition Agreement pursuant to which the Reporting Persons purchased shares of UTI common stock from UTI on November 20, 1998, contains continuing covenants by UTI and FSF following the closing, including the following:

         1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period. In addition to the three persons designated, Ward Correll is a director of UTI.

         2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement, UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

         3. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc., which merger became effective July 26, 1999.

         One or more of the Reporting Persons, directly or through representatives, have a role in the management of FCC as well as UTI. Jesse Correll also serves as chief investment officer for the life insurance subsidiaries of UTI, including FCC, and was also named Chairman and Chief Executive Officer of FCC, UTI, and three life insurance subsidiaries of UTI effective March 28, 2000, replacing Larry Ryherd as Chairman and CEO of these companies. In addition, Randall L. Attkisson, a board member of UTI and FCC who is affiliated with certain of the Reporting Persons (as further described in
Item 2 of this Report and incorporated herein by reference), was named President and Chief Operating Officer of UTI, FCC and the three life insurance subsidiaries of UTI effective January 8, 2001, replacing James E. Melville as President and COO of these companies. Mr. Melville has resigned from the boards of UTI, FCC and three life insurance subsidiaries of UTI effective February 13, 2001. The Reporting Persons as a result of the foregoing have a role in the management of UTI and FCC and have the ability to influence FCC and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of FCC and its affiliates as they consider appropriate. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship between UTI and its subsidiaries, including FCC, and the merits of additional investments in UTI, FCC or restructuring the UTI holding company organization which could include acquisitions of additional securities of UTI or FCC or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI, including FCC.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FCC, or the disposition of securities of FCC, (ii) an extraordinary corporate transaction involving FCC or its subsidiaries, (iii) the sale or transfer of a material amount of assets of FCC or its subsidiaries, (iv) a change in the present board of directors or management of FCC, (v) a material change in the present capitalization or dividend policy of FCC, (vi) any other material change in FCC's business or corporate structure, (vii) a change in FCC's charter or bylaws or other actions which may impede the acquisition of control of FCC by any person, (viii) a class of securities of FCC being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

 (a-b) The beneficial ownership of shares of the Common Stock by each Reporting Person is as follows. Except where otherwise noted, each Reporting Person has sole voting and dispositive power over the shares shown as beneficially owned by it:

                                                         Aggregate Number
                 REPORTING PERSON                        OF SHARES(%)<F1>*
                 ----------------                        ---------------
         First Southern Bancorp, Inc.                    1,217 shares (2.2%)
         First Southern Funding, LLC
         First Southern Capital Corp., LLC
         First Southern Investments, LLC
         Jesse T. Correll
         Ward F. Correll
         Dyscim, LLC
         WCorrell, Limited Partnership
         Cumberland Lake Shell, Inc.
                 Total<F2>                               1,217 shares (2.2%)

         Others:
         United Trust Group, Inc.<F3>                    44,465 shares (82.8%)

                  Total<F3>                              45,682 shares (84.0%)


         *Reflects the 544 shares of Common Stock that UTI has acquired pursuant to the terms and conditions of the Melville Purchase Agreement and the 39 shares of Common Stock UTI intends to acquire pursuant to the Additional Understanding, all as further described in Item 4 of this Report and incorporated herein by reference. UTI will not have any voting power with respect to any of the 39 shares until it acquires those shares.
[FN]
         <F1>The percentage of  outstanding  shares is based on 54,385 shares of
Common Stock outstanding.

         <F2>Mr. Correll, FSBI, FSF, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc., Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF, FSBI, and Dyscim, LLC, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 39% and companies he controls own approximately 23% of the outstanding voting stock of FSBI; and he owns 100% of the outstanding membership interests of Dyscim, LLC. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC, and a managing general partner of WCorrell, Limited Partnership.

         <F3>The  Reporting  Persons  beneficially  own,  in  the  aggregate,  a majority of the outstanding shares of United Trust Group, Inc. as of April 12, 2001. The Reporting Persons declare that the filing of this amendment to this
Schedule 13D shall not be construed as an admission by the Reporting Persons or any of them that the Reporting Persons or any of them have beneficial ownership of the shares of Common Stock owned by United Trust Group, Inc.

(c) The Reporting Persons have effected no transactions in the Common Stock of the Issuer within the past 60 days of the date of the filing of this amendment to this Schedule 13D by the Reporting Persons.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, which is incorporated by reference as Exhibit A, (ii) as described in the responses to Items 4 and 5 above, (iii) the Agreement Among Reporting Persons attached hereto as Exhibit B, (iv) the Melville Purchase Agreement which is filed as Exhibit G, (v) the Ryherd Purchase Agreement which is filed as Exhibit H, (vi) the Melville Purchase Agreement Assignment which is filed as
Exhibit I, (vii) the Melville Consent which is filed as Exhibit J, (viii) the Ryherd Purchase Agreement Assignment which is filed as Exhibit K, and (ix) the Ryherd Consent which is filed as Exhibit L, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with or incorporated by reference in this Schedule 13D:

Exhibit A-        Acquisition Agreement between FSF and UTI dated April 30,
                  1998, as amended May 29, 1998, including the following exhibits thereto: (i) Stock Purchase Agreement between FSF and
                  Larry E. Ryherd dated April 30, 1998;  (ii)  Convertible  Note
                  Purchase  Agreement between FSF and James E. Melville,  George
                  E. Francis,  Brad M. Wilson,  Joseph H.  Metzger,  Theodore C.
                  Miller,  Michael K. Borden and  Patricia G. Fowler dated April
                  30, 1998; and (iii) Option Agreement between FSF and UTI dated
                  April 30, 1998  (incorporated by reference to Exhibit A to the
                  Schedule  13D filed by the  Reporting  Persons  dated June 17,
                  1998,  relating  to the  common  stock of United  Trust,  Inc.
                  (Commission No. 0-16867)).

Exhibit B-        Agreement  among  Reporting  Persons  for the  filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C-        Business Loan Agreement  relating to the borrowing of funds by FSF (incorporated by reference to Exhibit C to the Schedule
                  13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United Trust, Inc. (Commission
                  No. 0-16867)).

Exhibit D-        Business loan agreement and promissory note relating to the borrowing of funds by FSBI (incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United
                  Trust, Inc. (Commission No. 0-16867)).

Exhibit E-        Promissory note  relating  to the borrowing of funds by FSF and FSBI  (incorporated by reference to Exhibit H to Amendment
                  No. 10 to the Schedule 13D filed by the Reporting Persons dated February 13, 2001, relating to the common stock of United Trust, Inc. (Commission No. 0-16867)).

Exhibit F-        Directors,   officers,   members,   general  partners  and
                  controlling persons of Reporting Persons.

Exhibit G-        Common Stock Purchase Agreement, dated February 13, 2001,
                  among FSBI and James E. Melville, Barbara Hartman, BJM Trust -
                  James E. Melville,  Trustee,  Matthew C. Hartman Trust - James
                  E.  Melville,  Trustee,  Zachary T.  Hartman  Trust - James E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville,  Trustee  (incorporated by reference to Exhibit K to
                  Amendment  No. 10 to the Schedule  13D filed by the  Reporting
                  Persons dated February 13, 2001, relating to the common stock of United Trust, Inc. (Commission No. 0-16867)).

Exhibit H-        Common Stock Purchase Agreement, dated February 13, 2001,
                  among  FSBI and Larry E.  Ryherd,  Dorothy  L.  Ryherd,  Shari
                  Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd,  Dorothy
                  L.  Ryherd,  Custodian  for Casey Jaye Serr UGMA IL,  Larry E.
                  Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,
                  Halcie B. Brown, Douglas W. Ryherd,  Susan J. Ryherd,  Douglas
                  W. Ryherd,  Custodian for Bryan D. Ryherd UGMA IL,  Douglas W.
                  Ryherd,  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,
                  Douglas W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA,  IL,
                  Illinois National Bank, Successor Trustee of the Shari Lynette
                  Serr  Irrevocable  Trust under  Agreement  dated  December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Jarad
                  John Ryherd  Irrevocable  Trust under Agreement dated December
                  30, 1987,  Illinois  National Bank,  Successor  Trustee of the
                  Derek Scott Ryherd  Irrevocable  Trust under  Agreement  dated
                  December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan
                  Ryherd,  and Jordan Ray Ryherd  (incorporated  by reference to
                  Exhibit L to Amendment No. 10 to the Schedule 13D filed by the
                  Reporting Persons dated February 13, 2001, relating to the common stock of United Trust, Inc. (Commission No. 0-16867)).

Exhibit I- Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (incorporated by reference to Exhibit M to Amendment No. 11 to the Schedule 13D filed by the Reporting Persons dated April 11, 2001, relating to the Common Stock of United Trust Group, Inc. (Commission No. 0-16867)).

Exhibit J-        Consent to Assignment and Novation, dated April 5, 2001, among
                  James  E.  Melville,  Barbara  Hartman,  BJM  Trust - James E.
                  Melville,  Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville,  Trustee  (incorporated by reference to Exhibit N to
                  Amendment  No. 11 to the Schedule  13D filed by the  Reporting
                  Persons dated April 11, 2001,  relating to the Common Stock of
                  United Trust Group, Inc. (Commission No. 0-16867)).

Exhibit K-        Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (incorporated by reference to Exhibit O to Amendment No. 11 to the Schedule 13D filed by the Reporting
                  Persons dated April 11, 2001,  relating to the Common Stock of
                  United Trust Group, Inc. (Commission No. 0-16867)).

Exhibit L-        Consent to Assignment and Novation, dated April 6, 2001, among
                  Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad
                  John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for
                  Casey  Jaye Serr UGMA IL,  Steven W.  Serr,  Halcie B.  Brown,
                  Douglas  W.  Ryherd,  Susan  J.  Ryherd,  Douglas  W.  Ryherd,
                  Custodian  for Bryan D.  Ryherd  UGMA IL,  Douglas W.  Ryherd,
                  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,  Douglas
                  W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA, IL, Illinois
                  National  Bank,  Successor  Trustee of the Shari  Lynette Serr
                  Irrevocable  Trust under  Agreement  dated  December 30, 1987,
                  Illinois  National Bank,  Successor  Trustee of the Jarad John
                  Ryherd  Irrevocable  Trust under  Agreement dated December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Derek
                  Scott Ryherd  Irrevocable Trust under Agreement dated December
                  30,  1987,  Douglas  W.  Ryherd  - IRA,  Larry  Ryherd  as the
                  Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd (incorporated by reference to Exhibit P to Amendment No. 11 to the Schedule 13D filed by the Reporting
                  Persons dated April 11, 2001,  relating to the Common Stock of
                  United Trust Group, Inc. (Commission No. 0-16867)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April  13, 2001                     By: /S/ JESSE T. CORRELL
                                    Jesse T. Correll
                                    Attorney-in-Fact on behalf of each of the
                                    Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated January 7, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION


A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B* Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C**      Business Loan Agreement relating to the borrowing of funds by FSF.

D** Business loan agreement and promissory note relating to the borrowing of funds by FSBI.

E***     Promissory note relating to the borrowing of funds by FSF and FSBI.

F Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*** Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary
         T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

H*** Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank,
         Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor
         Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

I**** Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

J**** Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust
         - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

K**** Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

L**** Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven
         W. Serr, Halcie B. Brown, Douglas W. Ryherd,  Susan J. Ryherd,  Douglas
         W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.


* Incorporated by reference to the Schedule 13D, dated June 17, 1998, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)

**Incorporated by reference to Amendment No. 6 to the Schedule 13D, dated December 7, 1999, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)

***Incorporated by reference to Amendment No. 10 to the Schedule 13D, dated February 13, 2001, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)

****Incorporated by reference to Amendment No. 11 to the Schedule 13D, dated April 11, 2001, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc., (Commission No.0-16867)